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               [Duke Energy Field Services Corporation letterhead]


                                November 14, 2000


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20549

Attention:  Ms. Jennifer Bowes

         Re:  Duke Energy Field Services Corporation
              Registration Statement on Form S-1 (Registration No. 333-32502)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Duke Energy Field Services Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-32502), together with all exhibits and amendments thereto (the "Registration Statement"). The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto." Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal to the undersigned.

         Please address any questions you may have to Jeff Floyd of Vinson & Elkins, L.L.P. at (713) 758-2194.

         Thank you for your assistance with this matter.

                                    DUKE ENERGY FIELD SERVICES CORPORATION



                                    By:  /s/ David D. Frederick
                                         ---------------------------------------
                                         David D. Frederick
                                         Senior Vice President and
                                         Chief Financial Officer